Lillian Augusta Friends of the Company Newsletter

November 2023

NOV 03, 2023

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Hello Everyone! Check out the latest from us, including new funding and <u>our campaign on Wefunder,</u> events, and our blog.

AWARDS AND FUNDING



Lillian Augusta was selected as a $5,000 winner in the 25th Anniversary Delta BOOST Competition. The Delta Institute was an early supporter of the company and has continued to be a great partner in Chicago. See more about the competition [here](#).



We are raising money! Check out our [Wefunder campaign to raise funding to launch](#)

How does this work?

- We would like to invite you to [invest in Lillian Augusta](#)! Thanks to the process we are using, investments can start at $100.

- **You are making an investment, not a donation.** If we do well, you will get your money back, and potentially earn a return.

- We are using a revenue sharing model, where you can earn a 2.5x return over 4 years (**example: A $10,000 investment has the potential to yield a return of $25,000**).

If you have any questions, please reach out at jannice@hairwithoutharm.com.

Legal Disclosure: We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

GENERAL



We had our very first brand photoshoot! Check out some of the professional photos [throughout our website](), and our customer generated gallery. Thank you to all our testers and braiders for

participating in our consumer test.



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Our first blog is up! Wondering why we are making plant-based braiding hair? Or what has been going one from 2019 to now? [Read all about it here](#).



Model Akilah Hill styled by Earth Remedies walked the runway at the annual Fleurotica fashion show wearing Lillian Augusta brand hair. Fleurotica is the Garfield Park Conservatory Alliance's signature floral fashion fundraiser. Learn more about the show here.

HOW TO SUPPORT

Follow us on social media; we will be back posting soon!

- TikTok: https://tiktok.com/@hairwithoutharm
- Instagram: https://instagram.com/hairwithoutharm
- Facebook: https://facebook.com/hairwithoutharm
- Twitter: https://twitter.com/hairwithoutharm
- LinkedIn: https://linkedin.com/hair-without-harm

Share our campaign! We want to expand our audience to reach our goal. Please consider sharing among your networks. See below for a flyer.

INVEST IN
Lillian Augusta

HAIR WITHOUT HARM



We're committed to providing quality, sustainable braiding hair. No plastics or carcinogens; safe for you and the environment.



Lillian Augusta is raising funds from the community to launch our company here in Chicago, IL. We are offering a 2.5x return with an expected payback in 4 years.

Ready to Invest? Scan the QR code or head to

https://wefunder.com/lillian.augusta







With Gratitude,

The Lillian Augusta Team

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